PROSPECTUS SUPPLEMENT                                     RULE 424(B)(3)
(TO PROSPECTUS DATED SEPTEMBER 21, 1999)             REGISTRATION NO. 333-87075


                          -----------------------------
                             MDI ENTERTAINMENT, INC.


                        2,027,000 Shares of Common Stock

This Prospectus Supplement reflects an update of information contained in MDI Entertainment, Inc.'s ("MDI") Annual Report on Form 10-KSB filed September 12, 2000 (the "10-KSB") and MDI's Current Report on Form 8-K filed September 13, 2000 (the "8-K").

                                     10-KSB

         MDI reported revenue of $5,498,485 and net loss of $(1,985,105) for the fiscal year ended May 31, 2000 as compared to revenue of $7,204,712 and net income of $1,159,646 for the fiscal year ended May 31, 1999.

         On August 25, 2000, MDI sent a notice of termination to The Lottery Channel, Inc. terminating the Agreement and Plan of Merger, dated as of January 26, 2000, between MDI, MDI Acquisition, Inc. and Lottery Channel. Subsequently, by letter dated August 28, 2000, Lottery Channel responded by purporting to terminate the merger agreement due to MDI's breach. The letter claimed that MDI was responsible for all cost and expenses incurred in connection with the transaction. MDI disputes this assertion. Discussions concerning a possible alternative transaction have been terminated.

         The 10-KSB contains additional information that is not included in this Prospectus Supplement.

                                       8-K

         On September 8, 2000, MDI entered into a Loan Agreement with Robert R. Sparacino, Steven M. Saferin, President and Chief Executive Officer of MDI, and Media Drop-In Productions, Inc., a wholly owned subsidiary of MDI. Media Drop-In received loans in the aggregate principal amount of $520,000. The loans will be used to refinance existing indebtedness and for working capital purposes.

         Sparacino and Saferin each received a note, due on January 31, 2001, in the principal amount of $260,000. The notes are secured by a security interest in all of Media Drop-In's assets. The Sparacino note bears interest at a fixed rate of 15% per annum and the Saferin note bears interest at a fixed rate of 10% per annum, subject to a late charge equal to 5% of any installment of interest or principal which is not paid by Media Drop-In within 10 days of the due date. In the event of a default on the loans, including the failure to pay interest when due after a 10-day opportunity to cure, the outstanding principal balance of the loans will bear interest at the rate of 30% per annum (the "Default Rate"). If Media Drop-In fails to pay the principal and interest on the maturity date of the Sparacino note, the Default Rate will be applied to the principal
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balance of such note retroactive to September 8, 2000. Pursuant to a Guaranty secured by a security interest in substantially all of MDI's assets, MDI has guaranteed all of the obligations of Media Drop-In to Sparacino and Saferin. In connection with the Sparacino loan, Sparacino and his designees received 5-year warrants to purchase an aggregate of 13,205 shares of MDI common stock at an exercise price of $3.938 per share.

         In connection with the Loan Agreement, MDI has agreed that it will not, among other things, (i) merge or consolidate with, or sell, assign, lease or otherwise dispose of all or substantially all of its assets or acquire all or substantially all of the assets or business of any entity without the lenders' prior written consent; (ii) sell, lease, assign, transfer or otherwise dispose of any of its assets owned at or after September 8, 2000, subject to certain exceptions; (iii) enter into any transactions with any affiliate, subject to certain exceptions including additional loans made by Saferin in accordance with the Loan Agreement; (iv) incur indebtedness, subject to certain exceptions (including the ability to borrow up to an additional $480,000 on the same terms as the Sparacino loan); and (v) cause or suffer to permit any liens to be placed on any of its assets which secure the loans, subject to certain exceptions (including liens securing indebtedness up to $480,000).